UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated January 8, 2007
         CDC Games Creates Two New Corporate Governance Positions on Board
         of Directors

1.2      Press release dated January 9, 2007
         Calamos Investments Selects CDC Software’s Pivotal CRM Application

1.3      Press release dated January 11, 2007
         CDC Corporation Reaffirms Guidance for 2006 and 2007

1.4      Press release dated January 16, 2007
         CDC Corporation Estimates Record High Software License Revenue for
         CDC Software in Fourth Quarter 2006

1.5      Press release dated January 16, 2007
         The 401(k) Company Selects CDC Software’s Pivotal CRM

1.6      Press release dated January 18, 2007
         CDC Games Wins Award for Most Anticipated Game of 2007 at China
         Game Industry Annual Conference

1.7      Press release dated January 22, 2007
         CDC Corporation Announces Formation of US $100 Million CDC Mobile
         3G Content Partner Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 22, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated January 8, 2007 -- CDC Games Creates Two New Corporate Governance Positions on Board of Directors
1.2	Press release dated January 9, 2007 -- Calamos Investments Selects CDC Software’s Pivotal CRM Application
1.3	Press release dated January 11, 2007 -- CDC Corporation Reaffirms Guidance for 2006 and 2007
1.4	Press release dated January 16, 2007 -- CDC Corporation Estimates Record High Software License Revenue for CDC Software in Fourth Quarter 2006
1.5	Press release dated January 16, 2007 -- The 401(k) Company Selects CDC Software’s Pivotal CRM
1.6	Press release dated January 18, 2007 -- CDC Games Wins Award for Most Anticipated Game of 2007 at China Game Industry Annual Conference
1.7	Press release dated January 22, 2007 -- CDC Corporation Announces Formation of US $100 Million CDC Mobile 3G Content Partner Program